Mail Stop 3561

April 19, 2007

Via U.S. Mail
Ulrich Michel
Chief Financial Officer
WABCO Holdings Inc.
One Centennial Avenue
P.O. Box 6820
Piscataway, NJ 08855

> **Re:** **WABCO Holdings, Inc.**
> **Amendment no. 1 to Registration Statement on Form 10**
> **Filed April 9, 2007**
> **File No. 001-33332**

Dear Mr. Michel:

We have reviewed your responses to the comments in our letter dated March 23, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form 10
Exhibit 99.1

Unaudited Pro Forma Financial Statements
Notes to Unaudited Pro Forma Financial Information, page 42

1. We note your response to prior comment 14 and your revised footnote (h) on page 43. In this regard, upon finalization of your estimate of the incremental tax costs, please revise to quantify the amount of such costs and provide disclosure of the assumptions used in your calculation of the pro forma adjustment for incremental tax costs.

2. We note your response to prior comment 16 and your revised footnote (e) on page 43. As previously requested, please disclose in a footnote the methods(s) and assumptions (i.e., effective tax rate and basis for the tax rate) used in estimating your pro forma adjustments to income tax expense.

3. We note your response to prior comment 19. Please disclose in the introductory paragraph or the footnotes to the pro forma financial information your estimate of the costs relating to IT / infrastructure and other separation related costs as described in your response to prior comment number 19. The introductory paragraph or notes to the pro forma financial information should also disclose that the Company has not made pro forma adjustments for these items since they will not have a continuing impact or are not considered "factually supportable" pursuant to Rule 11-02(b)(6) of Regulation S-X.

4. We note from your response to prior comment 22 and your revised footnote (f) on page 43 that as part of the separation, WABCO will be assuming additional tax liabilities associated with prior period tax returns related to certain non-WABCO American Standard entities. As previously requested, please disclose the method(s) and assumptions (i.e., base, rate, etc.) used in estimating the balance sheet adjustment for additional tax liabilities associated with prior period tax returns related to certain American Standard entities and explain in further detail how this adjustment is directly attributable to the spin-off transaction.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for 2006 Compared to 2005
Net Interest (Income) Expense – Including Related Party Interest (Income) Expense, page 44

5. Please revise to discuss the factors responsible for the change in net interest (income) expense from $2.1 million of net interest income in 2005 to $11.3 million of net interest expense in 2006. Your revised discussion should include a discussion of the factors responsible for both changes in related party and non-related party interest income and expense. Your discussion for the 2005 period as compared to the 2004 period should be similarly revised.

Pre-Distribution Reorganization, page 62

6. We note your response to prior comment 10. Please revise to clarify that you will be receiving subsidiaries involved in your bath and kitchen fixtures and/or your air conditioning and services business. Also, describe whether you will be continuing operations related to these other businesses after the separation of WABCO, and if so, please quantify the percentage of your business that will be dedicated to each.

Compensation Discussion and Analysis, page 66
General

7. We note your response to prior comment 28. We note the various types of awards available under the Omnibus plan on page 67. Please provide further detail regarding your compensation philosophy. For instance, describe your policies for allocating the various types of awards, including how you will determine how

much is long-term versus current and how much will be cash versus non-cash. Also, describe how you will determine when the awards will be granted. Refer to Item 402(b)(2) of Regulation S-K.

Named Executive Officer Compensation, page 71

8. We note on page 66 that annual incentive bonuses will be awarded to key executives of WABCO, including the Named Officers and we note on page 67 that equity awards will be determined on an individual basis considering the executive's sustained performance, future potential, impact on results, as well as market comparisons. We also note your disclosure in the second to last paragraph on page 68. Please revise, as appropriate, to disclose individual target levels for each named officer for each type of compensation. Refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 3.04 of Compliance and Disclosure Interpretations to Item 402, available on our website.

Financial Statements
Combined Consolidated Statement of Income, page F-3

9. We note your response to prior comment 34 but continue to believe the pro forma disclosures requested in our prior comment should be provided. As previously requested, please revise to disclose pro forma basic and diluted earnings per share for all periods presented giving effect to the planned distribution transaction on the face of your combined consolidated statement of income. The notes to your financial statements should also be revised to disclose the assumptions used in determining the weighted average number of shares used in computing basic and diluted earnings per share. This presentation appears meaningful and relevant in view of the significant changes in your capital structure that will occur in connection with the planned distribution transaction. Refer to the guidance outlined in paragraph 54 of SFAS No.128.

Note 5. Stock Options, page F-14

10. We note your response to prior comment 33. In this regard, please revise Note 5 to your consolidated financial statements to disclose the number of outstanding stock options which give the option holders the right to require the company to redeem such options for cash upon a change of control and disclose your accounting treatment as stated in your response to our prior comment 33. Also, please explain in the notes to your financial statements why the company does not believe it is probable that the options will become redeemable. Refer to the guidance outlined in paragraph 15 of EITF D-98.

Note 15. Related Party Transactions, page F-26

11. We note your response to prior comments 41 and 42, and your revised disclosure on page F-26 but do not believe that your revised disclosures were fully responsive to our prior comments. As approximately 88% of amounts receivable from affiliates and 36% of amount payable to affiliates at December 31, 2006 do not provide for market rates of interest, we continue to believe that all of the disclosures requested in our prior comment should be provided in the notes to your financial statements. Accordingly, please revise the notes to your financial statements to include an analysis of the activity in your inter-company accounts with American Standard and it affiliates for each year presented in your statements of operations. This analysis of the inter-company accounts should disclose a listing of transactions (e.g., the allocation of costs to the subsidiary, inter-company purchases, and cash transfers between entities) for each period for which an income statement is required. Refer to the guidance outlined in SAB Topic 1:B Question 4.

Note 16. Geographic Information, page F-27

12. We note your response to prior comment 44. In this regard, please revise your financial statements to disclose the factors, as discussed in your response to prior comment 44, used to identify the enterprise's reportable segment, including the basis of organization, as required by paragraph 26(a) of SFAS No. 131.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (917) 777-7886
        Thomas W. Greenberg, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP